Siemens AG, Wittelsbacherplatz 2, 80333 Muenchen

Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporate Finance
US Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3030
Washington, D.C. 20549-5546, USA
United States of America	February 28, 2011
Re:	Siemens Aktiengesellschaft Annual Report on Form 20-F for the Year Ended September 30, 2010, Filed December 2, 2010 File No. 001-15174
Dear Ms. Tillan,
     We are writing in response to your facsimile dated January 31, 2011 to Mr. Joe Kaeser setting out 14 comments on the above-mentioned filing. For ease of reference, we have repeated the Staff’s comments in italicized text prior to our responses.
Comment
Form 20-F for the Fiscal Year Ended September 30, 2010
Information on the Company, page 12
Overview
1.	We note your disclosure on page 13 regarding the fact that you will not enter into new contracts with customers in Iran other than for limited outlined exceptions. We note from an April 2010 news article that you signed a contract with Lordegan Petrochemical Company of Iran to manufacture equipment for its petrochemical complex. Please tell us how this contract falls within the exceptions outlined in your disclosure.
Response to Comment
     With respect to the contract described in the April 2010 news article, we note that we entered into this contract in November 2008. Accordingly, the contract predates our policy not to enter into new contracts with customers in Iran subject to certain exceptions, as described on page 13 of our Annual Report on Form 20-F for the fiscal year ended September 30, 2010.

Siemens AG	Wittelsbacherplatz 2 80333 Muenchen Germany	Tel.: +49 (89) 636 00 Fax: +49 (89) 636 34242
Siemens Aktiengesellschaft: Chairman of the Supervisory Board: Gerhard Cromme;
Managing Board: Peter Loescher, Chairman, President and Chief Executive Officer; Wolfgang Dehen, Brigitte Ederer,
Joe Kaeser, Barbara Kux, Hermann Requardt, Siegfried Russwurm, Peter Y. Solmssen
Registered offices: Berlin and Munich, Germany; Commercial registries: Berlin Charlottenburg, HRB 12300, Munich, HRB 6684
WEEE-Reg.-No. DE 23691322

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Comment
2.	We are aware of various 2010 news articles reporting that your equipment, including computer controllers, is used in Iranian electricity plants, the Iranian nuclear power plant near Bushehr, and/or other Iranian nuclear enrichment facilities. Please clarify for us whether this equipment is part of the installed base for which you may supply replacement parts and maintenance or other services under the policy regarding contracts with Iran you describe on page 13.
Response to Comment
     As described on page 13 of our Annual Report on Form 20-F for the fiscal year ended September 30, 2010, subject to certain exceptions, we will not enter into new contracts with customers in Iran. One of the exceptions relates to the provisions of products and services required to service the installed base (e.g., spare parts and maintenance and assembly services). Generally, the activities which we continue to engage in under this exception mainly relate to the provision of goods and services to organizations in the public power generation and power transmission fields and are primarily conducted by our Energy Sector.
     To the extent your comment relates to nuclear power plants and/or nuclear enrichment facilities, we would like to clarify that for almost three decades Siemens has not knowingly provided, and Siemens does not intend to provide, any products or services (either under the installed base exception or otherwise) for use in any such facilities in Iran. Various 2010 news articles have nevertheless indicated, for example, that certain software created by Siemens has been recently connected to nuclear power plants and/or nuclear enrichment facilities in Iran. Siemens does not know whether any of the allegations in such articles connecting Siemens’ software to such facilities are true. However, Siemens confirms that it did not knowingly provide such software to or for any nuclear power plants or nuclear enrichment facilities in Iran. Nonetheless, Siemens has no control over re-sales or transfers of its software products via indirect channels.
     To the extent your comment relates to hardware or software being used in existing (non-nuclear) electrical power plants in Iran, we confirm that such equipment may be part of the installed base, for which we may supply replacement parts and maintenance or other services under our policy regarding contracts with Iran. Of course, as a prerequisite to our provision of any equipment or services in Iran, whether or not part of the installed base, we scrutinize such activities closely for compliance with applicable legal requirements, in particular in the area of export control regulations, taking into account tightened sanctions adopted by the United States and the European Union in 2010.
Comment
3.	Please provide us with an update on your business activities in Iran, Syria, Sudan and Cuba since your letters to us dated March 30, 2010, May 18, 2010 and July 18, 2010. In this respect, we note the contract we referenced in comment 1; an August 2010 news article reporting that Siemens Czech Republic will supply a high voltage substation to the city of Banias, Syria, and the substation will start operation in the company Banias Refinery; and an October 2010 news article which states that several companies including Nokia Siemens Networks, your joint venture with Nokia Corporation, would attend a conference in Southern Sudan to collaborate and discuss business models and services aimed at improving the reach, quality and capacity of connectivity in Southern Sudan.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Response to Comment
     As described in more detail in our response to Comment 4, our business activities in Iran, Syria, Sudan and Cuba remained immaterial with respect to our consolidated revenue (in the aggregate, such activities accounted for approximately 1% of our consolidated revenue in fiscal 2010).
Update Relating to Business Activities and Contacts in Iran, Syria, Sudan and Cuba
     Since our letters dated March 30, 2010, May 16, 2010 and July 18, 2010, no significant developments or changes have occurred with respect to our business activities in Syria, Sudan and Cuba.
     With respect to Iran, we reiterate, as disclosed on Page 13 of our Annual Report on Form 20-F for the fiscal year ended September 30, 2010, that we have decided that, subject to the exceptions outlined below we will not enter into new contracts with customers in Iran. Accordingly, we have issued group-wide policies that establish the details of our general decision. Under these policies, Siemens shall not tender further bids for direct deliveries to customers in Iran. Furthermore, indirect deliveries from Siemens to Iran via external third parties, including companies in which Siemens holds a minority stake, are generally prohibited unless an exception is specifically approved under certain circumstances. Notwithstanding the foregoing, products and services for humanitarian purposes, including the products and services supplied by our Healthcare Sector, and products and services required to service the installed base (e.g., spare parts and maintenance and assembly services) may still be provided under the policies. Finally, pre-existing commitments to customers in Iran may be honored, i.e. legally binding obligations resulting from agreements that existed, or bids that were submitted, before the aforementioned policies were announced and adopted. Although, over time, we expect our business activities in Iran to decline as a result of the implementation of the new policies and the related reduction of the number of new contracts, the actual development of our revenues in the future will largely depend on the timing and scope of customer requests to fulfill pre-existing commitments.
     With respect to business activities in Sudan, we note that Siemens ceased its business activities there as of June 30, 2007. By that date, all business activities had been terminated, with the limited exception of de minimis participation in humanitarian efforts of internationally recognized organizations under strict supervision. Accordingly, Siemens’ disclosures included in its Annual Reports on Form 20-F for the fiscal years ended September 30, 2009 and 2010, respectively, on business activities with countries designated by the U.S. Department of State as state sponsors of terrorism, contain no reference to business activities in Sudan.
Comments on Certain News Articles
     With respect to an April 2010 news article relating to a contract in Iran, we refer you to our response to Comment 1.
     With respect to the news article regarding Nokia Siemens Networks’ (NSN) attendance of a business conference in Sudan, we note that NSN continues not to be a Siemens-managed business, but is controlled by our joint venture partner, Nokia Corporation (Nokia). This is due to the fact that Siemens holds only a minority of the voting rights in NSN, while the remainder of the shares and voting rights are held by Nokia. Nokia has operational control of NSN and accounts for NSN as a subsidiary in its consolidated financial statements. We are therefore not in a position to reliably comment on the veracity of the referenced news article or any similar news reports.
     With respect to an August 2010 news article relating to business activities of Siemens Czech Republic in Syria, we confirm that our Czech subsidiary entered into a contract to supply a high voltage

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
power station in Syria. In connection with the conclusion of the contract, appropriate systems and procedures for compliance with applicable export control programs were observed.
Comment
4.	Please discuss the materiality of any contacts with Iran, Syria, Sudan or Cuba described in response to foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last fiscal year and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba. In this regard, we note a July 2010 news article reporting that you lost a $300M rail car deal in Los Angeles because Jewish American activists had raised awareness about your dealings with Iran and its mullahs.
Response to Comment
     We continue to believe that — taking into account quantitative as well as qualitative factors - our operations in, and contacts with, Iran, Syria, Sudan and Cuba were not material to our operations for all three fiscal years presented in our Annual Report on Form 20-F for the fiscal year ended September 30, 2010.
     As stated on page 13 of our Annual Report on Form 20-F for the fiscal year ended September 30, 2010, our activities with customers in Iran, Syria and Cuba are insignificant relative to our size (approximately 1% of our consolidated revenue in fiscal 2010). As noted above, we ceased our business activities in Sudan as of June 30, 2007 and consequently, no relevant business activities were conducted in Sudan in the three-year period ending September 30, 2010.
Quantitative Considerations
     As our reporting currency is the Euro, we present the following amounts in Euro. All amounts presented herein are rounded, and are therefore approximate. US dollar amounts are provided for convenience only. US dollar amounts referring to revenue are based on the average exchange rate for the period to which the revenue relates. US dollar amounts relating to assets and liabilities are based on the exchange rate as of the end of the period to which the information relates. With the exception of Sudan, the information set forth below relates only to the financial statements for fiscal 2010 (audited) and to the financial statements for the fiscal quarter ended December 31, 2010 (unaudited). We refer you to our letter dated March 30, 2010 for information relating to fiscal 2008 and 2009.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
     Iran
     In fiscal 2010, the Siemens consolidated group derived revenue of €683 million (USD 925 million) (0.9% of consolidated revenue) from customers in Iran and had 230 permanent employees in Iran as of the end of fiscal 2010. In the fiscal quarter ended December 31, 2010, the Siemens consolidated group derived revenue of €119 million (USD 160 million) (0.6% of consolidated revenue) from customers in Iran and had 198 permanent employees in Iran as of the end of such period. The aggregate assets and liabilities relating to Siemens’ subsidiaries located in Iran on September 30 and December 31, 2010, were as follows:

- September 30, 2010:	Assets:	€31 million (USD 42 million)
	Liabilities:	€19 million (USD 26 million)

- December 31, 2010:	Assets:	€32 million (USD 43 million)
	Liabilities:	€25 million (USD 33 million)
     Syria
     Siemens’ revenues derived from Syria were €111 million (USD 150 million) (0.15% of consolidated revenue) in fiscal 2010, and €2 million (USD 3 million) (0.01% of consolidated revenue) in the fiscal quarter ended December 31, 2010. Siemens does not have any employees permanently stationed in Syria. We did not have any subsidiaries located in Syria at September 30 or December 31, 2010.
     Sudan
     As described in our response to Comment 3, Siemens ceased its business activities in Sudan as of June 30, 2007, and has not conducted any relevant business activities there since such date. Accordingly, Siemens had revenues of €0 million from Sudan in each of fiscal 2010, 2009 and 2008 and the fiscal quarter ended December 31, 2010. Siemens does not have any employees permanently stationed in Sudan and did not have any subsidiaries located in Sudan at September 30, 2010, 2009 or 2008 or at December 31, 2010.
     Cuba
     Siemens’ revenues derived from Cuba were €3 million (USD 4 million) (less than 0.01% of consolidated revenue) in fiscal 2010, and €0.3 million (USD 0.4 million) (less than 0.01% of consolidated revenue) in the fiscal quarter ended December 31, 2010. Siemens does not have any employees permanently stationed in Cuba. We did not have any subsidiaries located in Cuba at September 30 or December 31, 2010.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Qualitative Considerations
     In our Annual Report on Form 20-F for the fiscal year ended September 30, 2010, we have provided a description of the qualitative factors that we believe are relevant with respect to our business activities in Iran, Syria and Cuba. We have clearly disclosed the fact that Siemens conducts limited business with customers in Iran, Syria and Cuba, the fact that these countries have been designated by the U.S. Department of State as state sponsors of terrorism, the fact that these countries are the subject of export controls, the risk of changes to applicable sanctions regimes that could cause us to curtail our existing and/or planned business activities and the possible risk of reputational harm. With respect to Sudan, we note that we did not conduct any relevant business activities in Sudan during the time period covered by our Annual Report on Form 20-F for the fiscal year ended September 30, 2010 and accordingly, did not provide any disclosure on business activities in that country.
     We understand that business operations in Iran may be perceived by some as particularly sensitive. We are also aware that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism such as Iran. Despite the fact that we continue to believe that our activities in Iran are insignificant relative to our size and have not had a material adverse impact on our reputation and share value, we have independently and proactively decided that we will not enter into new contracts with customers in Iran subject to certain exceptions as described on page 13 of our Annual Report on Form 20-F for the fiscal year ended September 30, 2010.
     In light of the disclosure described above and other public statements relating to our activities in Iran, Syria and Cuba, and in light of our status as a non-U.S. company headquartered in Europe with a long history of international dealings and extensive involvement in public infrastructure development, we believe that investors in our shares are aware of our activities in these countries and that such activities (which, as noted above, are insignificant relative to our size) have not had a material adverse impact on our reputation and share value.
     Further, we actively employ systems and procedures for compliance with applicable export control programs, including those in the United States, the European Union and Germany. With respect to various sanctions targeting activities in Iran that were recently further tightened by the U.S. Comprehensive Iran Sanctions, Accountability and Divestment Act (CISADA) and the sanctions imposed against Iran by EU Council Regulation (EU) No. 961/2010 (EU Iran Embargo Regulation), we immediately reacted and implemented further measures and procedures to ensure adherence to the changes introduced by the new regulations. Key changes relate to the prohibition of specific business activities regarding key equipment and technology for the exploration and production of crude oil and natural gas and for the refining and liquefaction of natural gas, and notification or, as the case may be, approval requirements for transfers of funds. Should existing sanctions be further expanded or any additional sanctions become legally effective, Siemens will, as previously demonstrated, promptly take appropriate action wherever such sanctions are applicable to its activities.
     Considering both the quantitative and qualitative considerations discussed above, we do not believe that our contacts with Iran, Syria and Cuba pose a material investment risk for our security holders. This is also true with respect to Sudan, where we ceased to do business as of June 30, 2007.
Comment on News Article
     With respect to a July 2010 news article reporting that we lost a USD 300 million rail car deal, we note that to date no decision has been made as to which bidder will be awarded this contract. The bidding

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
process, in which we have been invited to participate, first began on February 11, 2011. Indeed, while we are aware of a July 2010 news article discussing the facts as indicated in your comment, this article was thereafter corrected accordingly by publication of a corrigendum.
Comment
Item 5. Operating and Financial Review and Prospects, page 49
5.	We note on page 120 and throughout the filing that you present forward-looking non-GAAP measures such as ROCE (adjusted). On page 103 you present free cash flow. Please tell us why you did not include a reconciliation of these non-GAAP financial measures with the corresponding GAAP financial measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
Response to Comment
Return on Capital Employed (adjusted)
     We use Return on Capital Employed (ROCE) (adjusted) as a performance indicator to measure capital efficiency. ROCE (adjusted) from continuing operations is defined as Income from continuing operations before interest after tax (numerator) divided by Average Capital Employed (denominator). In our 2010 Form 20-F, we provide a definition of ROCE (adjusted) on page 127. We provide a definition and reconciliation of historical Income from continuing operations before interest after tax to the GAAP figure Net Income on page 133. A definition and reconciliation of historical Average Capital Employed to the respective balance sheet items used in its calculation is provided on pages 131 and 132. We also provide a discussion of the limitations on the usefulness of ROCE (adjusted) on page 130. Together, this discussion and the historical reconciliations provide investors with information on the nature of the differences between the relevant non-GAAP financial measures and the respective most directly comparable GAAP financial measures.
     Siemens also announced a range of 15-20% for ROCE (adjusted) in coming years. The high and low ends of the range do not represent projections of ROCE (adjusted) in the traditional sense, but rather provide information on the level of ROCE (adjusted) that management targeted and expected to be achieved in the coming years, which we believed is useful supplemental information for investors. We did not include a reconciliation of our announced ROCE (adjusted) range for 2011 and 2012 to the corresponding GAAP financial measure in our 2010 Form 20-F because such a reconciliation cannot be prepared without unreasonable effort and we believe that providing such a reconciliation would be likely to confuse or mislead investors.
     As a ratio, any given value for ROCE (adjusted) may be achieved through an infinite combination of numerators and denominators, each including multiple components. Management actively responds to developments in the business that affect the numerator or the denominator of ROCE (adjusted) by seeking to take action that will have a counterbalancing effect on the other variables within its control. The goal is to achieve a value for ROCE (adjusted) that lies within the target range, rather than a specific combination of numerator and denominator for any given ROCE (adjusted) value, including the high and low ends of the ROCE (adjusted) range.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
     Indeed, our use of ROCE (adjusted) as an integral performance measure, rather than a convenient representation of its constituent elements, is reflected in the process by which the ROCE (adjusted) range targeted in the coming years was determined. The high and low ends of the range were determined by management based on our history of operations (taking, among other things, our historical capital efficiency and our recent corporate transformation into account), and management’s experience in projecting, rather than derived from individual quantitative forecasts of the components of ROCE (adjusted), i.e., Income from continuing operations before interest after tax, Average Capital Employed and their respective sub-components.
     Preparing a reconciliation for a single combination of numerators and denominators for the high and the low end of the ROCE (adjusted) range would fail to adequately convey the broad range of values for Income from continuing operations before interest after tax, Average Capital Employed, and their respective components that could result in an identical value for ROCE (adjusted). Any combination of Income from continuing operations before interest after tax and Average Capital Employed selected for purposes of a reconciliation for a specific ROCE (adjusted) value would essentially be arbitrary — any other reasonable combination of numerator and denominator that resulted in the same ratio would be equally valid. To select a single set of values for the numerator and denominator would cause investors to attach undue significance to the specific values presented. The alternative would be to prepare multiple reconciliations for a range of alternate combinations of Income from continuing operations before interest after tax and Average Capital Employed for the low end of the ROCE (adjusted) range, and a similar number of reconciliations for a range of variables at the high end of the ROCE (adjusted) range. While this would adequately convey the nature of ROCE (adjusted) as a ratio, the sheer volume of information to be prepared would be unduly burdensome for Siemens and overwhelming to investors.1
     More importantly, the numbers presented in such reconciliations would be meaningless or even potentially misleading. As indicated above, the reconciliations would entail the selection of essentially arbitrary values for the numerator and denominator of ROCE (adjusted), and then engaging in the formalistic arithmetic exercise of back-solving for equally arbitrary values for each of the components thereof. These numbers would be generated solely for purposes of the reconciliation and would not reflect the basis for management’s view of the potential future development of the business. Accordingly, presenting a reconciliation of the ROCE (adjusted) range would potentially be misleading, as investors would be likely to misinterpret the values presented in the reconciliation as management’s forecasts of such values.
     Given (i) the substantial effort that would be required to prepare a reconciliation of our announced ROCE (adjusted) range, (ii) the high risk of investor confusion or misinterpretation and (iii) the fact that our existing disclosure and reconciliations of historical ROCE (adjusted) already provide investors with the tools to place our announced ROCE (adjusted) range in context (by discussing the limitations of ROCE (adjusted) and providing information on the nature of the differences vis-à-vis GAAP measures), we believe that preparation of a reconciliation of our announced ROCE (adjusted) range would entail unreasonable efforts within the meaning of Item 10(e)(1)(i)(B) of Regulation S-K.
     If we disclose non-GAAP measures as part of our forward-looking guidance in future filings with the Commission, and if a quantitative reconciliation to the most directly comparable GAAP

[1]	We note that preparing a ROCE (adjusted) reconciliation for a single historical value already entails the calculation and presentation of over 40 distinct components.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
financial measures cannot be provided without unreasonable effort, we will identify the information that is unavailable and disclose the probable significance of such information.
     Free cash flow
     Within the discussion of our full-year cash flow, we have provided information on our quarterly free cash flows (FCF) from continuing operations on page 103 of our 2010 Form 20-F, totaling €7.111 billion and €3.786 billion for fiscal years 2010 and 2009, respectively. Our FCFs from continuing operations for fiscal years 2010 and 2009 are reconciled to cash flow from operating activities (continuing operations), as the most directly comparable GAAP measure, on pages 102 and 134 of our 2010 Form 20-F in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. Reconciliations of our quarterly FCFs from continuing operations to cash flow from operating activities (continuing operations) are included in our respective Interim Reports furnished to the SEC on Form 6-K.
Comment
Item 18. Financial Statements, page F-1
-Consolidation Statements of Income, page F-5
6.	Since you classified expenses by function in your consolidated income statement, please explain to us how you considered the additional disclosures required under paragraphs 104-105 of IAS 1.
Response to Comment
     Siemens is a globally acting company which has a widespread portfolio of businesses. Our three Sectors Industry, Energy and Healthcare serve an extensive range of different markets via diverse business types. Pursuant to IAS 1.105, Siemens is presenting expenses by function as we believe it is the most appropriate way to analyze and compare relevant profit drivers over such a variety of business activities. It also corresponds to the internal management approach and how Siemens has been communicating with capital markets (for example, regarding our program on reduction of SG&A costs). We also note that the “function of expense” method is the predominant form of presentation within our industry.
     IAS 1.104 requires companies classifying expenses by function to disclose additional information on the nature of expenses, including depreciation and amortization expense and employee benefits expense. The required additional information on amortization and depreciation is disclosed in footnote 17 (amortization on intangible assets) and footnote 18 (depreciation on PP&E). Further, footnote 35 provides detailed information on personnel costs following the definition of employee benefits according to IAS 19.
     For the reasons given, we believe that our presentation of functional expenses and the level of disclosures on the nature of expenses we provide meet the requirements of IAS 1.104 and IAS 1.105. In future filings, we will revise the “Functional costs” section of the summary of our significant accounting policies and include a cross-reference to the footnotes 17, 18 and 35.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Comment
Note 2. Summary of Significant Accounting Policies, page F-12
-Hyperinflationary Accounting, Page F-13
7.	We note your accounting policies associated with hyperinflationary accounting. Please address the following comments:
•	Please provide to us the foreign subsidiaries where the functional currency is the currency of a hyperinflationary economy.

•	Please tell us how you considered the disclosures in paragraph 39 of IAS 29.

•	With a view towards disclosure, please tell us the impact of accounting for your foreign subsidiaries’ financial statements where the functional currency is the currency of a hyperinflationary economy.
Response to Comment
     We have included a paragraph outlining our policy with regard to hyperinflationary accounting in Footnote 2 (Summary of significant accounting policies) in fiscal year 2010.
     In response to the staffs’ comment, we would like to confirm that Venezuela is the only country for which Siemens applies hyperinflationary accounting according to IAS 29. In fiscal year 2010, we had five entities which use the Venezuelan Bolivar as functional currency:
— Siemens S.A., Caracas,
— TurboCare C.A., Caracas,
— Siemens Healthcare Diagnostics C.A., Caracas,
— Siemens Electro Industrial S.A., Caracas,
— INGDESI de Venezuela C.A., Puerto Ordaz.
     For the first three entities we have restated the respective financial statements to reflect the effects of hyperinflation in accordance with IAS 29. The entity ‘Siemens Electro Industrial S.A.’ was a dormant entity in fiscal year 2010 and was in liquidation process as of September 30, 2010. The entity has meanwhile been liquidated. The entity ‘INGDESI de Venezuela C.A.’ was liquidated in December 2009, however for the first three months of the fiscal year 2010 the entity did not carry on operating business. As a result, we did not apply hyperinflationary accounting for both Siemens Electro Industrial S.A. and INGDESI de Venezuela C.A. The application of hyperinflationary accounting for these two entities does not change the materiality considerations outlined below.
     The financial impact of hyperinflation accounting to the Venezuelan entities has been clearly immaterial to the group financial statements (the effect of hyperinflation amounts to 0,02% of the Group retained earnings as a result of the first time application and 0,14 % of the Group net income for the fiscal year 2010). For these materiality considerations, Siemens decided not to present the detailed IAS 29.39 requirements in addition to the disclosure of its overall policy for hyperinflationary accounting in Footnote 2.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Comment
Note 8. Income (Loss) from Investments Accounted for Using the Equity Method, Net. Page F-29
8.	We note from page III-1 of Exhibit 19 that you intend to file separate financial statements related to your investment in Nokia Siemens Network B.V. (NSN) required by Rule 3-09 as an amendment to your Form 20-F on or before June 30, 2011. Please tell us the audited and unaudited periods you plan to include in the amendment to your Form 20-F.
Response to Comment
     In fiscal 2009 our investment in Nokia Siemens Networks B.V. (NSN) met the Income Test of significance as set forth under Rule 1-02(w) of Regulation S-X and as interpreted under the then-current SEC guidance. Under this guidance, we considered an impairment of our stake in NSN (“impairment on the investor level”) in conducting the test. As required by Rule 3-09 of Regulation SX (“Rule 3-09”), Siemens accordingly filed separate financial statements of NSN for fiscal years 2009, 2008 and 2007 as an amendment to our 2009 Form 20-F, when these NSN separate financial statements became available during calendar year 2010.
     Although our NSN investment did not meet the significance thresholds in 2010, in line with the staff’s view that separate financial statements under Rule 3-09 should be presented until the year of significance is no longer included in the comparative income statement, we intended to file separate NSN financial statements for 2008, 2009 and 2010 (with at least the 2009 financial statements being audited) as an amendment to our 2010 Form 20-F when the 2010 financial statements became available and included the following statement in Item 19 on page III-1 of our 2010 Form 20-F:
     “Separate financial statements of Nokia Siemens Networks B.V. (NSN) required by Rule 3-09 of Regulation S-X will be filed as an amendment to this Form 20-F. We currently expect these financial statements to become available on or before June 30, 2011. Each amendment will be available through the Securities and Exchange Commission’s website at www.sec.gov shortly after its filing with the Commission.” [emphasis added]
     After the filing of our 2010 Form 20-F on December 3, 2010, we became aware that the staff had revised its guidance on how significance should be tested under the Income Test (cf. the Division of Corporation Finance Financial Reporting Manual (“FRM”), Section 2410.3). We understand that the revised FRM was made available to the public on December 6, 2010. We further understand that according to the revised FRM it is now the staff’s view that when conducting the Income Test, impairment charges at the investor level should not be considered.2
     Based on the revised Income Tests, Siemens’ investment in NSN was not significant in the years 2007, 2008, 2009 or 2010 and accordingly, separate NSN financial statements are not required to be filed under Rule 3-09. In light of this revised analysis, we respectfully submit that Siemens does not intend to file separate NSN financial statements for 2008, 2009 and 2010 as an amendment to our 2010 Form 20-F. Considering our conclusion that separate NSN financial statements are not required to be filed under Rule 3-09 (cf. wording of Item 19 in our 2010 Form 20-F), the fact that the staff’s revised views on how to conduct the Income Test have been widely

[2]	We further understand that it is the staff’s view that significance should be measured for each fiscal year presented and application of the significance tests is not limited to the most recently completed fiscal year (cf. FRM, Note to Section 2410.2).

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
reported3 and taking materiality considerations into account, we do not intend to amend Item 19 of our 2010 Form 20-F. However, we intend to revise Item 19 in our upcoming 2011 Form 20-F to include a statement as to why we will not file separate financial statements for NSN (provided, of course, that our investment is not significant in fiscal 2011).
Comment
9.	We note that you recorded your share of NSN’s fiscal 2010 loss of (533). Please tell us whether there was any indication that this investment may be impaired during 2010 and whether you performed a test for impairment related to this investment. Please tell us the carrying amount of this investment as of September 30, 2010.
Response to Comment
     We recorded a €1.634 billion impairment loss on our NSN equity investment in fiscal 2009, which was triggered by NSN’s loss of market share as well as a decrease in the product business operations. The carrying amount of €1.704 billion as of September 30, 2010 (€1.794 billion, in prior year) includes the recognition of our share in NSN’s loss for fiscal 2010 (minus €533 million) as well as the conversion of shareholder loans to NSN into preferred shares (plus €500 million). Reference is made to page 114, Form 20-F for the fiscal year ended September 30, 2010.
     The loss of €533 million recorded in fiscal 2010 was already factored into the business plan which was underlying our impairment test performed in Q4 of fiscal 2009. In addition, there was no material modification of expected cash flows in the business plan mentioned above which would have been indicative of a triggering event for a further impairment in fiscal 2010. Therefore, Siemens did not perform impairment testing procedures in accordance with IAS 36 (IAS 28.33, IAS 39.59).
     However, we assessed the value of our share in NSN in the course of our standard investment monitoring procedures during fiscal 2010 and concluded that the carrying amount of the NSN share is justified on the basis of future discounted cash flows.
Comment
Note 12. Trade and other receivables, page F-36
10.	Please tell us why the valuation allowance recorded in the income statement in 2010 declined from prior years. We note that receivables and write offs increased in 2010.

[3]	E&Y, Highlights “2010 AICPA National Conference on Current SEC and PCAOB Developments”, December 13, 2010; KPMG, “2010 AICPA National Conference on Current SEC and PCAOB Developments”, December 2010; PWC , “Highlights of the 2010 AICPA National Conference on Current SEC and PCAOB Developments”, December 16, 2010; Deloitte, “SECeason’s Greetings! Highlights of the 2010 AICPA National Conference on Current SEC and PCAOB Developments”, December 16, 2010.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
Response to Comment
     The development of valuation allowances as of fiscal year-ends in general and the amounts recorded in the income statement in particular reflect the development of the economic environment from 2008 to 2010.
     As a result of the unprecedented financial downturn experienced in FY 2009 and the negative impact it had on Siemens business partners, valuation allowances on receivables increased significantly in fiscal 2009 when compared to 2008, resulting in an income statement expense substantially above the level of fiscal 2008.
     As the global economy recovered in fiscal 2010, valuation allowances on receivables were necessary to a lesser extent as of September 30, 2010. In combination with reversals of allowances from the previous year required due to the improving solvency of our business partners, the net impact on the income statement reported in 2010 was significantly lower than in 2009.
     The increase in write-offs against the allowance of €240 million in fiscal 2010 as compared to €222 in fiscal 2009 is consistent with this overall economic trend. Siemens writes off receivables only if they appear to be uncollectible despite all efforts made to recover the outstanding amounts; therefore write-offs tend to lag behind the development of valuation allowances but do not necessarily follow a stringent time pattern. While trade receivables due to their mainly short-term nature recovered in a timelier manner, certain finance receivables required higher write-offs caused by the aftermath of the financial crisis.
Comment
Note 16. Goodwill, page F-39
11.	We note that you recognized 1.1 billion of goodwill impairment related to the Diagnostics Division within the Healthcare Sector as of September 30, 2010. With a view towards enhanced disclosure, please tell us the nature, amount, and timing of the impairment losses that you recognized related to your Diagnostic Divisions within the Healthcare Sector. Please explain in more detail the delays in technology and products related development activities along with increasing competition that you have experienced in the Diagnostics Division and when you started experiencing these delays and increasing competition.
Response to Comment
     As disclosed in our MD&A on page 77, Siemens has recorded total impairments of €1.204 billion in Q4 of fiscal 2010 related to the Diagnostics division, of which only €1.145 billion are related to the impairment of goodwill. The other impairments to the total amount of €59 million are composed of €39 million related to real estate assets (disclosed in footnote 18), €11 million with regard to a technology related intangible asset (included in the disclosure in footnote 17) and €9 million related to an investment.
     Siemens performs the mandatory annual impairment test for acquired goodwill as of 30 September and regularly assesses for impairment triggering events by internal or external indicators, as described in IAS

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
36.9-17 in its interim reporting periods. Siemens did not identify any triggering event for an impairment test throughout Q1 to Q3 of fiscal 2010.
     While the targeted growth rates — expected for the combined Diagnostics businesses — were not met in the first three quarters of fiscal 2010, the division’s profitability remained high and cost targets were completely met. As the growth expectations continued to be unmet, management mandated a strategic review, including a review of the respective product portfolio and detailed competitive analysis. This strategic review, disclosed in footnote 16, revealed the following three facts in Q4 of fiscal 2010: (1) Main market participants have simplified and enhanced their product portfolio thereby improving their cost position (2) Customer consolidation in large labs sees more demand for high throughput machines with further emphasis on cost, which in turn required a modification to the current Diagnostics development roadmap and (3) Technical challenges and subsequent delays in certain product lines emphasized the need for a realigned product portfolio strategy including investment in new platforms.
     Based on these key developments the aforementioned strategic review resulted not only in a redefinition of Diagnostic’s organizational structure and technology road map, but also in material adjustments in the growth expectations. These changes drove a reconfiguration (risk, timing and amount) of the respective cash flows for Diagnostics, in particular an adjustment to the expected revenues from the product portfolio, including our updated expectations with respect to future growth rates. The adjusted business plan was finalized and approved at the end of September 2010. This business plan and related parameters, including an after-tax discount rate of 7.0% and a terminal value growth rate of 2.25%, were the basis for our impairment test, and ultimately resulted in a recoverable amount no longer supporting the carrying amount of the Diagnostics goodwill as of September 30, 2010.
As a consequence, an impairment of €1.145 billion was recognized to reduce the carrying amount of goodwill within our annual impairment test.
Comment
Note 19. Investments Accounted for Using the Equity Method, page F-44
12.	Reference is made to footnote (1). We note that you own 50.05% of BWI Informationstechnik GmbH and that you do not control this entity due to significant participating rights of two other shareholders. Please explain to us in more detail why you do not control this entity considering your ownership percentage of 50.05% and that you are ultimately accounting for this investment on an equity method basis. Refer to the guidance in IAS 27, IAS 28, and IAS 31.
Response to Comment
     In fiscal 2007, the Federal Republic of Germany commissioned a consortium consisting of Siemens AG and IBM Deutschland GmbH to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). The project company BWI Informationstechnik GmbH was founded as a public private partnership (PPP) and provides the services required by the terms of the contract. Besides Siemens AG (50.05%), shareholders of BWI Informationstechnik GmbH are IBM Deutschland GmbH (0.05%) and the Federal Republic of Germany (49.9%).

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
     IAS 27.13 states that control is presumed to exist if Siemens owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control. IAS 27.13 does not elaborate on situations in which it might be “clearly demonstrated” that ownership does not constitute control. In practice, if another party has veto rights over, or the ability to block, substantive decisions of the majority shareholder (e.g. major decisions taken in the ordinary course of business, such as the approval of the annual operating budget) it is concluded that the majority shareholder cannot exercise control.
     Under the terms of the shareholders’ agreement of BWI Informationstechnik GmbH, specifically the shareholder Federal Republic of Germany has substantive participating shareholder rights (e.g. regarding the approval of the annual budget). Siemens therefore does not exercise control as defined in IAS 27.
     In addition, BWI Informationstechnik GmbH is not a jointly controlled entity in the context of IAS 31 as the strategic financial and operating decisions as defined in the underlying shareholders’ agreement do not require the unanimous consent of the parties.
     However, based on our ability to participate in the financial and operating decisions of BWI Informationstechnik GmbH, Siemens AG has the power to exercise significant influence in the context of IAS 28 and therefore accounts for this investment using the equity method.
Comment
Note 28. Additional Capital Disclosures, page F-69
13.	We note on page F-70 that you disclose “adjusted EBITDA from continuing operations” as part of providing quantitative data about how you manage your capital pursuant to paragraphs 135(a)-(b) of IAS 1. Please explain to us how you considered providing a reconciliation of “adjusted EBITDA from continuing operations” to the most directly comparable IFRS financial measure.
Response to Comment
     We disclose Earnings before interest, taxes, depreciation and amortization (EBITDA) (adjusted) as a supplemental non-GAAP financial performance measure, as we believe it is a useful metric by which to compare the performance of our business from period to period. We understand that this measure is broadly used by analysts, rating agencies and investors in assessing our performance.
     When we initially introduced our Fit42010 program, one of our goals was to improve our capital structure in order to maintain ready access to the capital markets through various debt products and to preserve our ability to repay and service our debt obligations over time. We believed that adopting a metric comparing our earnings-based performance relative to our indebtedness (“leverage”) would assist us in managing our business to achieve these goals. We selected adjusted EBITDA from continuing operations as the performance element of the new metric because we believe our earnings-based performance is a key determinant of the willingness of lenders to provide us with debt on favorable conditions and our ability to meet our debt obligations in future periods. We selected Adjusted industrial net debt as the relevant measure of our industrial indebtedness. In our 2010 Form 20-F, we provided the definitions of each of these measures, along with a discussion of their limitations. We also provided reconciliations to the

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
most directly comparable GAAP financial measures. As a performance measure, our adjusted EBITDA from continuing operations is reconciled to net income (cf. Question 103.02 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (the “Non-GAAP C&DIs”)). The required reconciliation is included on page 134 of our 2010 Form 20-F.
Comment
Note 37. Segment Information, page F-13
14.	We note that on page 96-97 that you present “adjusted EBITDA (continuing operations)” by segment for fiscal 2008-2010. However, we note on pages F-10 through F-11 that you present your operating segment measures and it does not include “adjusted EBITDA (continuing operations)” by segment. Please tell us how you considered paragraphs 25-27 of IFRS 8 in determining your presentations.
Response to Comment
     “Profit”, as defined in footnote (2) on pages F-10 through F-11 of our 2010 Form 20-F, is the proper segment measure to be reported in accordance with IFRS 8.25-.27. This measure is reported to our management for the purpose of making decisions about allocating resources to the segments and assessing their performance. Profit is also the basis of management’s discussion in Item 5 of our 2010 Form 20-F. Nonetheless, we believe that EBITDA (adjusted) provides additional information that is useful to investors in comparing our performance over time and across segments and we understand that disclosure of EBITDA (adjusted) for our segments as a supplement to Profit is also consistent with Question 102.04 of the Non-GAAP C&DIs. Accordingly, we present adjusted EBITDA (continuing operations) for our segments as a supplemental non-GAAP financial performance measure. We have provided a reconciliation of adjusted EBITDA (continuing operations) for our segments to the most directly comparable GAAP measure (i.e., segment Profit as presented in the notes to our Consolidated Financial Statements)4 on pages 96-97 of our 2010 Form 20-F. Furthermore, a reconciliation of adjusted EBITDA (continuing operations) for our segments to Income from continuing operations before income taxes as reported in our Consolidated Statements of Income is provided on pages 96-975.
* * *
     We trust that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact us.
     In accordance with your request, Siemens Aktiengesellschaft acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

[4]	Refer also to page 128 of our 2010 Form 20-F.

[5]	Refer also to footnote (1) on page 96 of our 2010 Form 20-F.

Letter to Ms. Kate Tillan Assistant Chief Accountant Securities and Exchange Commission
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: February 28, 2011	Very truly yours, Siemens Aktiengesellschaft
/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Andreas C. Hoffmann
	Name:	Dr. Andreas C. Hoffmann
	Title:	General Counsel Corporate & Finance

cc:	Ms. Tara L. Harkins Staff Accountant Division of Corporation Finance Securities and Exchange Commission

Mr. Martin James Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission

Mr. Joe Kaeser Executive Vice President and Chief Financial Officer Siemens Aktiengesellschaft

Mr. Peter Y. Solmssen Executive Vice President and General Counsel Siemens Aktiengesellschaft

Mr. Krystian Czerniecki, Esq. Sullivan & Cromwell LLP

Mr. Rudolf Kraemmer Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft